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                                                                    Exhibit 99.1



F O R   I M M E D I A T E   R E L E A S E



                                                   January 19, 1999
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800



                        HEALTH CARE REIT, INC. ANNOUNCES
                         INCREASE IN QUARTERLY DIVIDEND



Toledo, Ohio, January 19, 1999...HEALTH CARE REIT, INC. (NYSE/HCN) announced today that upon a review of the company's operating results and financial condition, the Board of Directors voted to declare a dividend for the quarter ended December 31, 1998 of $0.56 per share as compared to $0.54 per share for the same period in 1997.

The dividend is a one-half cent increase from the dividend paid for the third quarter of 1998 and represents the 111th consecutive dividend payment. The dividend will be payable February 22, 1999 to shareholders of record on February 2, 1999.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1998, the company had investments in 224 health care facilities in 34 states and had total assets of approximately $1.1 billion.

    For more information on Health Care REIT, Inc., via facsimile at no cost, Dial 1-800-PRO-INFO and enter the company code -- HCN.


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